February 7, 2019

Kate McHale

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

Eurosport Active World Corp

Registration Statement on Form S-1

Filed August 1, 2018

File No. 333-226489

Dear Ms. McHale

Eurosport Active World Corp. (the “Registrant”) hereby requests that the Commission accelerate the effective date of the above referenced filing so that the effective date is February 11, 2019, or as soon as practicable thereafter. The Company acknowledges that:

(i)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

The Company many not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to: Jonathan D. Leinwand, Esq. at jonathan@jdlpa.com

Sincerely,
Eurosport Active World Corp

/s/ Ralph Hofmeier
Ralph Hofmeier
CEO